Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
The following document was distributed to employees of Pulte Homes, Inc. and employees of Centex Corporation on July 21, 2009.
Pulte and Centex Team Members:
I’d like to pose this question: Are all mergers successful?
In recent years, we’ve seen some powerful combinations work and work well. Exxon and Mobil. Procter & Gamble and Gillette.
Despite these particular successes, some mergers fail to deliver on expectations and some merged entities eventually break apart or stall out and watch as competitors sail by. Mergers and the integration of two organizations require total focus, crisp execution and ongoing follow-through to ensure the original reasons for merging continue to make sense and the new organization meets expectations.
I’ve spoken to CEOs who led merger efforts and have learned a few things about what went right and what didn’t. I’m combining those insights with basic merger history lessons to offer a list of five principles associated with successful mergers and corresponding ways we’re going to fulfill those principles to ensure our organization is positioned to meet expectations.
Principle Number One: Set aggressive goals
Management has to set aggressive targets from the beginning. You cannot wade into this and set goals as you go along.
From the start, we’ve said we expect to generate cost reductions of approximately $350 million annually. Those are savings our competitors will be hard-pressed to realize. We need to achieve them in order to accelerate our return to profitability.
Principle Number Two: Give clear direction
Some mergers failed when they did not establish principles to guide integration efforts. This is pretty basic, but sometimes it’s ignored or not fully considered.
We have set a clear vision and established principles for this merger. We’ve also defined how this new entity will create greater value and we’ve set targets. We are also following clearly stated procedures for both people selection and determining which key processes and systems to adopt and use going forward.
This helps give people an idea of where we’re heading, what we need to do to get there and how all of the pieces fit together.
Post-merger, we expect to develop new “learning maps,” something we’ve done in the past to help visually communicate our goals, objectives and critical success factors that will drive our business. Look for a new set of learning maps this fall.
Principle Number Three: Move quickly

Sometimes companies move too slowly because of “merger fatigue,” where employees tire of the rigors of concentrated focus and continuous effort. That, in turn, slows movement and progress. What should take one or two months to accomplish ends up taking a year.
We need to keep our eye on the ball and press ahead with setting priorities, establishing measures, assigning responsibilities, and making sure people are in place to drive our combined organization forward post-merger.
Principle Number Four: Communicate
In a failed merger, people don’t know what’s going on because goals, objectives and expectations are not clearly established and explained. As a result, the integration drifts and objectives established early on either can’t be met or can’t be met within the expected time period.
I think we’ve established a consistent flow of information during this process. We’ve provided integration updates and communication from our senior leaders, including the one you’re reading now. We plan to maintain that flow on Day One as a new company and throughout the weeks that follow, especially in answering your questions.
Principle Number Five: Get the costs out
One key benefit of a merger is the ability for the combined organization to eliminate duplication and take a considerable amount of cost out of the business. When it fails to do this, it retains costs that hamper the new organization’s ability to meet expectations.
At Pulte, financial discipline has been one of our strengths throughout this housing downturn. We need to continue to sweat the details on things like office consolidation, advertising expenses and related financial outflows. We must remain focused on cutting out duplication, eliminating unnecessary spending, and achieving the synergies and efficiencies we’ve articulated since we announced this merger on April 8.
I’m confident we have the people, determination, desire, and drive to fulfill these principles and achieve the primary goals we established from the start: Put Pulte in excellent position to navigate through the current housing downturn and accelerate our return to profitability.
Richard J. Dugas, Jr.
President and Chief Executive Officer
Pulte Homes
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction, Pulte and Centex each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Pulte. The joint proxy statement/prospectus was mailed to Pulte shareholders and Centex stockholders on or about July 21, 2009. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus because it contains important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.